EXHIBIT 99

Magna International Inc.

337 Magna Drive
Aurora, Ontario
Canada L4G 7K1
Tel: 905-726-2462
Fax: 905-726-7164
www.magna.com

PRESS RELEASE

MAGNA ANNOUNCES OUTLOOK

January 11, 2012, Aurora, Ontario, Canada. Magna International Inc. (TSX: MG,
NYSE: MGA) today announced its financial outlook for 2012. All amounts are in U.S. dollars.

Don Walker, Magna's Chief Executive Officer commented: "Our outlook demonstrates the traction we are gaining in executing our plan to expand our business outsideof our traditional markets. We are taking advantage of the growth opportunities in new markets and positioning Magna to further serve our customers on global platforms. The combination of our strong position in North America, action plans that are improving results in Europe, and our considerable growth in other regions leaves us confident about Magna's future."

For the full year 2012, we expect consolidated total sales to be between $27.8 billion and $29.3 billion, and expect consolidated production sales to be between $23.6 billion and $24.7 billion, based on full year 2012 light vehicle production volumes of approximately 13.6 million units in North America and approximately 13.0 million units in Western Europe. We expect full year 2012 production sales to be between $13.2 billion and $13.7 billion in North America, between $8.4 billion and $8.7 billion in Europe and between $2.0 billion and $2.3 billion in Rest of World. We expect full year 2012 complete vehicle assembly sales to be between $2.3 billion and $2.6 billion. We expect our 2012 operating margins to be approximately 5% and our effective income tax rate to be approximately 26%, in both cases, excluding other expense/income (unusual items).

In addition, we expect that our full year 2012 spending for fixed assets will be between $1.3 billion and $1.5 billion. This amount reflects investment to expand in a number of high-growth markets as well as continuing investment to support new and replacement business in our traditional markets.

Finally, in addition to our 2012 sales outlook above, we expect a net increase in total production sales over the two-year period from 2012 to 2014 of approximately $3.2 billion, based on assumed full year 2014 light vehicle production volumes of approximately 15.4 million units in North America and approximately 14.2 million units in Western Europe.
We expect the net increase in total production sales to be split approximately as follows by segment: 50% in North America, 15% in Europe and 35% in Rest of World.

In this outlook we have assumed no material acquisitions or divestitures. In addition, we have assumed that foreign exchange rates for the most common currencies in which we conduct business relative to our U.S. dollar reporting currency will approximate year end 2011 rates.

CONTACT
For further information, please contact Vince Galifi, Executive
Vice-President and Chief Financial Officer at 905-726-7100 or Louis Tonelli, Vice-President, Investor Relations at 905-726-7035.

ABOUT MAGNA
We are the most diversified automotive supplier in the world. We design, develop and manufacture automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems; as well as complete vehicle engineering and assembly.

Magna has over 107,000 employees in 286 manufacturing operations and 88 product development, engineering and sales centres in 25 countries.

FORWARD LOOKING STATEMENTS
This press release may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including, but not limited to, Magna's: forecasts of light vehicle production in North America and Western Europe; expected consolidated sales, based on such light vehicle production volumes; production sales in its North America, Europe and Rest of World segments; complete vehicle assembly sales; consolidated operating margins; effective income tax rate; fixed asset expenditures; implementation of action plans and operating results improvement in Europe; and future expansion in high-growth regions . Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "should" "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "outlook", "project", "estimate" and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict. These risks, assumptions and uncertainties include, without limitation, the impact of: the potential for a slower than anticipated economic growth or a deterioration of economic conditions; potential disruptions in the capital and credit markets; uncertainty with respect to the financial condition of a number of governments, particularly in Europe; production volume levels; the impact of the insolvency or bankruptcy of a critical supplier; the highly competitive nature of the automotive parts supply business; a reduction in outsourcing by our customers or the loss of a material production or assembly program; the termination or non-renewal by our customers of any material production purchase order; the inability of sub-suppliers to timely accommodate demand for their parts; a shift away from technologies in which we are investing; restructuring, downsizing and/or other significant non-recurring costs; impairment charges related to goodwill, long-lived assets and deferred tax assets; our ability to diversify our sales; shifts in market shares among vehicles or vehicle segments, or shifts away from vehicles on which we have significant content; our ability to shift our manufacturing footprint to take advantage of opportunities in growing markets; risks of conducting business in foreign countries, including China, India, Brazil, Russia and other growing markets; exposure to elevated commodities prices; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; pricing pressures, including our ability to offset price concessions demanded by our customers; warranty and recall costs; our ability to compete successfully in non-automotive businesses in which we pursue opportunities; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims and/or regulatory actions against us; work stoppages and labour relations disputes; changes in credit ratings assigned to us; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; the potential bankruptcy of a major automotive customer; our non-controlling interest in Magna E-Car Systems; our ability to recover our initial or any potential subsequent investment(s) in Magna E-Car Systems; risks related to the electric vehicle industry itself; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States
Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.